UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

829357102
(CUSIP Number)

Stephen D. Brook, Esq.
Burns & Levinson LLP
125 Summer St.
Boston, Massachusetts  02110
Tel.: (617) 345-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2010
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)	Abdul Ladha Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	___
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Canada

NUMBER OF SHARES	7	SOLE VOTING POWER 43,032*
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 43,032*
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,032*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ___
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%**
14	TYPE OF REPORTING PERSON IN

 (*)  This amount includes the following: an option to purchase 6,060 shares of the Issuer’s common stock, par value $0.001 per share (“Common Stock”) at a price of $96.00 per share and a warrant to purchase 36,973 shares of Common Stock at the price of $48.00 per share.

 (**)  Computed in accordance with rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended and based on a total number of shares of Common Stock of 20,871,192 issued and outstanding as of May 31, 2010.

Item 1.	Security and Issuer

Class of Securities:	Common Stock, par value $0.001 per share (the “Common Stock”)

Name of Issuer:	SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. (the “Issuer”)

Address of Issuer:	Kuanggong Road and Tiyu Road 10th Floor,
Chengshi Xin Yong She, Tiyu Road, Xinhua District,
Pingdingshan, Henan Province, China 467000

Item 2.	Identity and Background

(a)	This Schedule 13D/A is filed by Abdul Ladha (the “Reporting Person”).

(b)	The Reporting Person’s address is 119- 3989 Henning Drive, Buranby, British Columbia, Canada, V5C 6N5.

(c)	The Reporting Person is the former president, former chief executive officer, former chief financial officer and a former director of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Canada

Item 3.	Source and Amount of Funds or Other Consideration

        On July 17, 2009, the Issuer, previously named "Ableauctions.com, Inc." and now renamed “SinoCoking Coal and Coke Chemical Industries, Inc.”, entered into a share exchange agreement (“Exchange Agreement”) with the Issuer’s significant shareholders Abdul Ladha and Hanifa Ladha, Top Favour Limited, a British Virgin Islands corporation and holding company (“Top Favour”), and the shareholders of Top Favour, consisting of 12 individuals and 5 entities, who collectively held 100% of Top Favour’s issued and outstanding equity.

         At the closing of the Exchange Agreement on February 5, 2010, the Issuer issued an aggregate of 13,117,952 shares of Common Stock to the shareholders of Top Favour in exchange for all of the outstanding capital stock of Top Favour, and Top Favour became a wholly-owned subsidiary of the Issuer. Concurrently with the closing the Exchange Agreement, the Issuer also completed an equity financing (“Financing”) pursuant to which the Issuer issued and sold 1,180,892 shares of Common Stock, and warrants for the purchase of up to 590,446 shares of Common Stock with an exercise price of $12.00 per share, which increased the total number of issued and outstanding shares of Common Stock of the Issuer to 14,708,554.  Also in connection with the Exchange Agreement, the Reporting Person stepped down as Chief Executive Officer, Chief Financial Officer, Secretary and Director of the Issuer.

        On February 5, 2010, the Issuer also effected a 1-for-20 reverse stock split of its Common Stock.  After the reverse stock split, the Reporting Person directly owned 126,347 shares of the Issuer’s Common Stock, an option to purchase 6,060 shares of Common Stock at a price of $96.00 per share and a warrant to purchase 36,973 shares of Common Stock at the price of $48.00 per share.  In addition, the Reporting Person indirectly owned 12,530 shares of Common Stock owned by the Ladha (1999) Family Trust, of which the Reporting Person is a beneficiary and 60,201 shares of the Issuer’s Common Stock held by the Reporting Person’s wife, Hanifa Ladha.  As of February 5, 2010, the Reporting Person was the beneficial owner of 236,051 shares of Common Stock representing 1.2% of the then issued and outstanding shares of the Common Stock of the Issuer.

         Between April 21, 2010 and May 12, 2010, the Reporting Person sold all of the 126,347 shares of Common Stock directly owned by the Reporting Person, between May 12, 2010 and May 18, 2010, the Reporting Person’s wife sold all of her 60,201 shares of Common Stock, and between June 7, 2010 and June 8, 2010, the Ladha (1999) Family Trust  sold all of its 12,530 shares of Common Stock in the open market, all as described in Item 5(c) below and Appendix I, attached hereto.

         As a result of the Exchange Agreement, Financing and the sales described in the foregoing sentence, the Reporting Person is no long the direct or indirect beneficial owner of greater than five percent of the Issuer’s Common Stock.

Item 4.	Purpose of Transaction

         As set forth in Item 3, above, of this Schedule, which is hereby incorporated by reference, the Reporting Person is no longer the direct or indirect beneficial owner of Issuer Common Stock in excess of five percent.

         In an effort to protect his investment, as well as to maximize shareholder value, the Reporting Person may acquire additional shares of Common Stock, dispose of all or some of these shares from time to time, or may continue to hold the shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.  Any future decisions of the Reporting Person to take any such actions with respect to the Issuer of its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

         The Reporting Person has no current plans or proposals which relate to or would result in any of the following:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

 (i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or

 (j)           Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a-b)           As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 43,032 shares, constituting 0.2% of the outstanding Common Stock, based upon the 20,871,192 shares of Common Stock outstanding as of May 31, 2010.  This includes 6,060 shares of Common Stock that he may acquire through the exercise of an option and 36,973 shares of Common Stock that he may acquire through the exercise of a warrant.  The Reporting Person has the sole power to vote and to dispose of the shares he beneficially owns.  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’s Common Stock.

(c)           A list of the transactions in the Issuer’s Common Stock that were effected by the Reporting Person during the past sixty days is attached hereto as Appendix I.

(d)           Not applicable to the Reporting Person.

(e)           February 5, 2010

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 3 of this Schedule 13D is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit Number	Description of Exhibits

99.1
Share Exchange Agreement dated July 17, 2009, by and among the Issuer and its significant shareholders, and Top Favour and its shareholders, incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 17, 2009.

99.2
First Amendment to Share Exchange Agreement dated November 25, 2009, by and among the Issuer and its significant shareholders, and Top Favour and its shareholders, incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 30, 2009.

SIGNATURES

           After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: June 9, 2010	By:	/s/ Abdul Ladha
Abdul Ladha

APPENDIX I
LIST OF TRANSACTIONS

Transactions effected by the Reporting Person, Abdul Ladha, during the past sixty days:

Date of transaction	Amount of securities Bought/ (Sold)	Price per share or unit	Where and how the transaction was effected
May 12, 2010	(6,624)	$15.7781	Open Market
May 11, 2010	(4,900)	$16.1670	Open Market
May 10, 2010	(7,400)	$16.8517	Open Market
May 7, 2010	(9,730)	$16.8909	Open Market
May 6, 2010	(7,858)	$18.3070	Open Market
May 5, 2010	(3,723)	$20.3346	Open Market
May 4, 2010	(10,429)	$20.8920	Open Market
May 3, 2010	(6,794)	$22.0088	Open Market
April 30, 2010	(3,854)	$22.6047	Open Market
April 29, 2010	(11,488)	$23.0169	Open Market
April 28, 2010	(7,900)	$22.9005	Open Market
April 27, 2010	(6,600)	$22.0573	Open Market
April 26, 2010	(8,300)	$23.3751	Open Market
April 23, 2010	(11,200)	$23.1699	Open Market
April 22, 2010	(5,200)	$22.7740	Open Market
April 21, 2010	(14,347)	$23.2234	Open Market
TOTAL	(126,347)

Transactions effected by the Reporting Person’s wife, Hanifa Ladha, during the past sixty days:

Date of transaction	Amount of securities Bought/ (Sold)	Price per share or unit	Where and how the transaction was effected
May 18, 2010	(15,222)	$13.3355	Open Market
May 17, 2010	(5,357)	$12.7089	Open Market
May 14, 2010	(11,389)	$13.4591	Open Market
May 13, 2010	(17,237)	$15.3841	Open Market
May 12, 2010	(10,996)	$15.7050	Open Market
TOTAL	(60,201)

Transactions effected by the Ladha (1999) Family Trust, during the past sixty days:

Date of transaction	Amount of securities Bought/ (Sold)	Price per share or unit	Where and how the transaction was effected
June 8, 2010	(3,130)	$13.5343	Open Market
June 7, 2010	(9,400)	$14.1467	Open Market
TOTAL	(12,530)